FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	November	……………………………………………… ,	2023

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date…	November 10, 2023	By....../s/.......... Sachiho Tanino.............
(Signature)*

Sachiho Tanino General Manager Consolidated Accounting Div. Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	Quarterly Report filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan for the third quarter ended September 30, 2023

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to

the Financial Instruments and Exchange Law of Japan

For the third quarter ended

September 30, 2023

CANON INC.

Tokyo, Japan

CONTENTS

		Page
I	Corporate Information

	(1) Consolidated Financial Summary	2

	(2) Description of Business	2

II	The Business

	(1) Risk Factors	3

	(2) Operating Results and Financial Conditions	3

	(3) Significant Business Contracts Entered into in the Third Quarter of Fiscal 2023	11

III	Company Information

	(1) Shares	12

	(2) Directors and Executive Officers	14

IV	Financial Statements

	(1) Consolidated Financial Statements	15

	(2) Other Information	54

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) concerning Canon Inc. (the “Company”) and its subsidiaries (collectively “Canon”). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Canon in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Canon’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Canon undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Canon in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, foreign currency exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of foreign currency exchange rate fluctuations; uncertainty as to economic conditions in Canon’s major markets; uncertainty of continued demand for Canon’s high-value-added products; Canon’s ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced, and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign currency exchange rates; disasters, outages or similar events; and inventory risk due to disruptions in supply chains and shifts in market demand.

I.	Corporate Information

(1)	Consolidated Financial Summary

	Millions of yen (except per share amounts)
	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022	Year ended December 31, 2022
Net sales	3,017,254	2,874,239	1,025,247	996,090	4,031,414
Income before income taxes	275,982	231,969	87,320	79,076	352,440
Net income attributable to Canon Inc.	183,947	159,118	62,134	54,118	243,961
Comprehensive income (loss)	424,798	480,656	106,056	105,086	476,959
Canon Inc. shareholders’ equity	—	—	3,291,205	3,122,629	3,113,105
Total equity	—	—	3,535,504	3,354,224	3,349,030
Total assets	—	—	5,619,004	5,301,056	5,095,530
Net income attributable to Canon Inc. shareholders per share:
Basic (yen)	182.98	153.70	62.65	52.90	236.71
Diluted (yen)	182.91	153.65	62.62	52.88	236.63
Canon Inc. shareholders’ equity to total assets (%)	—	—	58.6	58.9	61.1
Net cash provided by operating activities	269,885	188,481	—	—	262,603
Net cash used in investing activities	(204,021)	(132,350)	—	—	(180,820)
Net cash provided by (used in) financing activities	65,080	(29,582)	—	—	(146,844)
Cash and cash equivalents at end of period	—	—	520,745	465,298	362,101

Notes:

1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
2.	Consumption tax is excluded from the stated amount of net sales.

(2)	Description of Business

Canon prepares quarterly consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Financial information presented in sections “II. The Business” is also in conformity with U.S. GAAP.

The Canon Group (consisting of the Company, 334 consolidated subsidiaries, and 11 affiliates accounted for using the equity method, as of September 30, 2023, collectively, the “Group”) is engaged in development, manufacturing, sales, and servicing activities in areas such as printing, imaging, medical, industrial, and others and corporate. No material change in Canon’s business has occurred during the nine months ended September 30, 2023.

No additions or removals of significant group entities have occurred during the nine months ended September 30, 2023.

II.	The Business

(1)	Risk Factors

No new material risks have been identified during the nine months ended September 30, 2023. No material changes have been identified pursuant to the risk factors of Canon’s business indicated in the Annual Securities Report (Yukashoken Houkokusho) of the previous fiscal year.

(2)	Operating Results and Financial Conditions

Looking back at the third quarter of 2023, although the economic situation varied from one region to another, the global economy recovered modestly. In the United States, thanks to the strong employment situation, consumer spending remained solid. In Europe, however, the economy remained stagnant with strong uninterrupted downward pressure on the economy due to the continuation of tight monetary policy. In China, the economy slowed down due to sluggish real estate market. In other emerging countries, the economy remained solid, mostly centering around consumer spending and the service industry. In Japan, the economy recovered moderately, with consumer spending showing signs of picking up on the back of improvement in the employment and personal income environment.

In the markets in which Canon operates, demand was impacted by the sluggish Chinese economy. On a product basis, despite stagnant market conditions in China, demand for office multifunction devices (MFDs) remained firm thanks to solid demand for printing equipment offering high productivity in other countries. For inkjet printers, while the demand from customers working from home slowed, sales of refillable ink tank printers remained firm. For laser printers, demand slowed due to the curbing of corporate investments. For cameras, demand remained solid due to a recovery in travel and leisure. The market of network cameras continued to grow as well. For medical equipment, demand remained firm, particularly in Japan and Europe. For semiconductor lithography equipment, although demand for memory devices remained weak, investment remained at a high level, particularly for power devices, analog devices, and sensors. For FPD (Flat Panel Display) lithography equipment, the market continued to shrink due to restrained investment by panel manufacturers.

The average value of the yen against the U.S. dollar in the third quarter and for the first nine months of the year was ¥144.76, a year-on-year depreciation of approximately ¥6, and ¥138.27, a year-on-year depreciation of approximately ¥10, respectively. Correspondingly, against the euro, ¥157.32 a year-on-year depreciation of approximately ¥18, and ¥149.59, a year-on-year depreciation of approximately ¥14.

(2)	Operating Results and Financial Conditions (continued)

[Third quarter results]

Summarized results of the consolidated statements of income for the three months ended September 30, 2023 and September 30, 2022 are as follows:

	Millions of yen (except per share amounts and percentage data)
	Three months ended September 30, 2023	Change	Three months ended September 30, 2022
Net sales	1,025,247	+2.9%	996,090
Gross profit	482,050	+6.9	451,033
Operating expenses	399,426	+8.1	369,593
Operating profit	82,624	+1.5	81,440
Other income (deductions)	4,696	—	(2,364)
Income before income taxes	87,320	+10.4	79,076
Net income attributable to Canon Inc.	62,134	+14.8	54,118

Net income attributable to Canon Inc. shareholders per share:
Basic	62.65	+18.4	52.90
Diluted	62.62	+18.4	52.88

As for the third quarter, net sales increased by 2.9% year-on-year to ¥1,025.2 billion due to solid demand for network cameras and other new businesses, and the favorable effects of depreciation of the yen. Net sales for the third quarter exceeded ¥1,000 billion for the first time in sixteen years since 2007. Gross profit as a percentage of net sales increased by 1.7 points year-on-year to 47.0% due to an improvement in costs, resulting from easing of component shortages and logistics disruptions, and the favorable effects of depreciation of the yen. Gross profit for the third quarter increased by 6.9% year-on-year to ¥482.1 billion. Operating expenses increased by 8.1% year-on-year to ¥399.4 billion due to an increase in sales-related expenses with the normalization of sales activity. In addition, operating expenses denominated in foreign currencies increased due to depreciation of the yen. As a result, operating profit increased by 1.5% year-on-year to ¥82.6 billion. Other income (deductions) increased by ¥7.1 billion year-on-year to ¥4.7 billion due to a decrease of currency exchange losses, which were substantially incurred last year. As a result, income before income taxes increased by 10.4% year-on-year to ¥87.3 billion and net income attributable to Canon Inc. increased by 14.8% year-on-year to ¥62.1 billion. Consequently, operating profit, income before income taxes and net income attributable to Canon Inc. for the third quarter exceeded last year.

Basic net income attributable to Canon Inc. shareholders per share was ¥62.65 for the third quarter, a year-on-year increase of ¥9.75.

(2)	Operating Results and Financial Conditions (continued)

[Nine-month results]

Summarized results of the consolidated statements of income for the nine months ended September 30, 2023 and September 30, 2022 are as follows:

	Millions of yen (except per share amounts and percentage data)
	Nine months ended September 30, 2023	Change	Nine months ended September 30, 2022
Net sales	3,017,254	+5.0%	2,874,239
Gross profit	1,420,831	+8.5	1,309,463
Operating expenses	1,161,458	+10.3	1,053,408
Operating profit	259,373	+1.3	256,055
Other income (deductions)	16,609	—	(24,086)
Income before income taxes	275,982	+19.0	231,969
Net income attributable to Canon Inc.	183,947	+15.6	159,118

Net income attributable to Canon Inc. shareholders per share:
Basic	182.98	+19.1	153.70
Diluted	182.91	+19.0	153.65

As for the first nine months, net sales increased by 5.0% year-on-year to ¥3,017.3 billion due to a recovery of supply following a shortage of components and logistical disruptions, which had constrained business and solid demand for new businesses such as network cameras, as well as the favorable effects of depreciation of the yen. Gross profit as a percentage of net sales increased by 1.5 points year-on-year to 47.1% due to improvement of product costs, resulting from easing of component shortages and logistics disruptions, and depreciation of the yen. Gross profit increased by 8.5% year-on-year to ¥1,420.8 billion. Operating expenses increased by 10.3% year-on-year to ¥1,161.5 billion due to an increase in sales-related expenses with the normalization of sales activity. In addition, operating expenses denominated in foreign currencies increased due to depreciation of the yen. As a result, operating profit increased by 1.3% year-on-year to ¥259.4 billion. Other income (deductions) increased by ¥40.7 billion year-on-year to ¥16.6 billion due to a decrease of currency exchange losses, which were substantially incurred last year. As a result, income before income taxes increased by 19.0% to ¥276.0 billion and first nine months net income attributable to Canon Inc. increased by 15.6% to ¥183.9 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥182.98 for the first nine months, a year-on-year increase of ¥29.28.

(2)	Operating Results and Financial Conditions (continued)

Operating results by segment (“business unit”) for the nine months ended September 30, 2023 and September 30, 2022 are as follows:

Printing Business Unit	Millions of yen (except percentage data)
	Nine months ended September 30, 2023	Change	Nine months ended September 30, 2022
Net sales:
Office	716,782	+12.6%	636,591
Prosumer	699,764	-5.1	737,454
Production	282,074	+11.0	254,096

External customers total	1,698,620	+4.3	1,628,141
Intersegment	4,824	+12.1	4,302

Total	1,703,444	+4.3	1,632,443
Operating cost and expenses	1,547,489	+5.1	1,471,916

Operating Profit	155,955	-2.8	160,527
Income before income taxes	161,533	-5.1	170,231

As for the Printing Business Unit, MFDs for offices continued to sell well, exceeding unit sales of the same period of the previous year, as the product supply shortage was abated, while demand for products including the imageRUNNER ADVANCE DX C5800 mid-speed color MFD series were solid. As for inkjet printers, unit sales decreased compared with the same period of the previous year as the surge in working from home demand subsided. As for laser printers, unit sales decreased compared with the same period of the previous year due to the curbing of corporate investments. Regarding equipment for the production printing market, unit sales increased compared with the same period of the previous year, thanks to enhancing its product lineup by adding the imagePRESS V1350. These factors resulted in total sales for the business unit of ¥1,703.4 billion, a year-on-year increase of 4.3%, while income before income taxes totaled ¥161.5 billion, a year-on-year decrease of 5.1% due to such effects as weak sales of consumables in the first half of the year.

Imaging Business Unit	Millions of yen (except percentage data)
	Nine months ended September 30, 2023	Change	Nine months ended September 30, 2022
Net sales:
Cameras	390,428	+8.4%	360,334
Network cameras and Others	241,745	+20.7	200,362

External customers total	632,173	+12.7	560,696
Intersegment	174	-48.1	335

Total	632,347	+12.7	561,031
Operating cost and expenses	520,456	+8.7	478,688

Operating Profit	111,891	+35.9	82,343
Income before income taxes	113,025	+35.5	83,414

As for the Imaging Business Unit, sales of the interchangeable-lens digital cameras, in particular mirrorless cameras like the EOS R6 Mark II, a full-frame mirrorless camera released last year, and the new entry-level EOS R50 and EOS R100 mirrorless cameras launched in the first half of this year, remained solid. Sales of RF-series interchangeable-lenses remained solid as well. Sales of network cameras increased thanks to solid demand and enhanced sales activity against the background of diversifying applications. These factors resulted in a total of ¥632.3 billion, a year-on-year increase of 12.7%, while income before income taxes totaled ¥113.0 billion, a year-on-year increase of 35.5% due to the steady sales of network cameras as well as other highly competitive products and non-recurring expenses incurred to close a certain production facility in the previous year.

(2)	Operating Results and Financial Conditions (continued)

Medical Business Unit	Millions of yen (except percentage data)
	Nine months ended September 30, 2023	Change	Nine months ended September 30, 2022
Net sales:
External customers total	388,672	+7.3%	362,240
Intersegment	904	+243.7	263

Total	389,576	+7.5	362,503
Operating cost and expenses	371,641	+8.8	341,449

Operating Profit	17,935	-14.8	21,054
Income before income taxes	17,927	-17.1	21,621

As for the Medical Business Unit, sales remained firm mainly in Japan and Europe. As a result, sales of the Medical Business Unit increased by 7.5% compared with the same period of the previous year to ¥389.6 billion. Income before income taxes decreased by 17.1% compared with the same period of the previous year to ¥17.9 billion mainly due to active investment to augment its workforce in order to enhance its sales capacity.

Industrial Business Unit	Millions of yen (except percentage data)
	Nine months ended September 30, 2023	Change	Nine months ended September 30, 2022
Net sales:
Optical equipment	143,676	-12.8%	164,813
Industrial equipment	63,724	+1.1	63,019

External customers total	207,400	-9.0	227,832
Intersegment	8,365	+40.7	5,947

Total	215,765	-7.7	233,779
Operating cost and expenses	180,495	-4.6	189,126

Operating Profit	35,270	-21.0	44,653
Income before income taxes	35,678	-21.9	45,700

As for the Industrial Business Unit, sales of semiconductor lithography equipment remained strong, particularly for those used in the production of power devices. As a result, unit sales were on par with the same period of the previous year, which saw a significant increase in unit sales. For FPD lithography equipment, unit sales decreased compared with the previous year due to reduced investments by panel manufacturers as the panel market worsened. As a result, net sales of the Industrial Business Unit decreased by 7.7% compared with the same period of the previous year to ¥215.8 billion, and income before income taxes decreased by 21.9% compared with the same period of the previous year to ¥35.7 billion.

(2)	Operating Results and Financial Conditions (continued)

Financial Conditions

	Millions of yen (except percentage data)
	September 30, 2023	Change	December 31, 2022
Total assets	5,619,004	+523,474	5,095,530
Total liabilities	2,083,500	+337,000	1,746,500
Canon Inc. shareholders’ equity	3,291,205	+178,100	3,113,105
Noncontrolling interests	244,299	+8,374	235,925
Total equity	3,535,504	+186,474	3,349,030
Total liabilities and equity	5,619,004	+523,474	5,095,530
Canon Inc. shareholders’ equity as a percentage of total assets	58.6%	-2.5	61.1%

Total assets increased by ¥523.5 billion to ¥5,619.0 billion at September 30, 2023 compared to the end of the previous year, mainly due to the increase of cash and cash equivalents and inventories, combined with the impact of the depreciation of the yen. Inventories increased due to customer’s requests for delayed delivery and preparations for sales expansion in the next quarter. Total liabilities increased by ¥337.0 billion to ¥2,083.5 billion at September 30, 2023 compared to the end of the previous year, mainly due to the increase of short-term loans. The balance of total equity increased by ¥186.5 billion to ¥3,535.5 billion at September 30, 2023 compared to the end of the previous year, mainly due to the accumulation of net income attributable to Canon Inc. and the increase of accumulated other comprehensive income resulting from the depreciation of the yen although the payment of dividends to Canon Inc. shareholders and the repurchases of treasury stock decreased total equity. As a result, Canon Inc. shareholders’ equity as a percentage of total assets declined by 2.5 points to 58.6% compared to the end of the previous year. However, Canon continuously has achieved its goal of developing a solid financial base, measured as equity as a percentage of total assets.

Cash Flows

	Millions of yen
	Nine months ended September 30, 2023	Change	Nine months ended September 30, 2022
Net cash provided by operating activities	269,885	+81,404	188,481
Net cash used in investing activities	(204,021)	-71,671	(132,350)
Free cash flow	65,864	+9,733	56,131
Net cash provided by (used in) financial activities	65,080	+94,662	(29,582)
Effect of exchange rate changes on cash and cash equivalents	27,700	-9,654	37,354
Net change in cash and cash equivalents	158,644	+94,741	63,903
Cash and cash equivalents at beginning of period	362,101	-39,294	401,395
Cash and cash equivalents at end of period	520,745	+55,447	465,298

During the first nine months of 2023, cash flow from operating activities increased by ¥81.4 billion year-on-year to ¥269.9 billion, mainly due to an increase in profit and efforts to limit the rise in inventory. Cash flow used in investing activities increased by ¥71.7 billion to ¥204.0 billion from the same period of the previous year due to an acquisition of Minaris Medical Co., Ltd., which has in vitro diagnostics medicine and automated analyzer business, as well as continued capital investments to improve efficiency and productivity. Canon defines “free cash flows” as cash flows from operating activities less cash flows from investing activities. Free cash flow increased by ¥9.7 billion compared with the previous year to ¥65.9 billion.

(2)	Operating Results and Financial Conditions (continued)

Cash flow from financing activities increased by ¥94.7 billion year-on-year to ¥65.1 billion due to an increase in proceeds received from short-term loans despite dividends paid increased by ¥11.5 billion from the same period of last year due to an increase in last year’s year-end dividend and this year’s interim dividend, as well as repurchases of ¥100.0 billion of treasury stock.

Owing to these factors, as well as the impact from foreign currency exchange adjustments, cash and cash equivalents increased by ¥158.6 billion to ¥520.7 billion from the end of the previous year.

(2)	Operating Results and Financial Conditions (continued)

Non-GAAP Financial Measures

Canon has reported its financial results in accordance with U.S. GAAP. In addition, Canon has discussed its results using “free cash flow,” which is a non-GAAP measure.

Canon believes this measure, which takes into consideration its operating and investing activities, is beneficial to an investor’s understanding of its current liquidity and the alternative uses in financing activities.

A reconciliation of this non-GAAP financial measure and the most directly comparable measure calculated and presented in accordance with U.S. GAAP is set forth on the following table.

Billions of yen
Nine months ended September 30, 2023
Net cash provided by operating activities	269.9
Net cash used in investing activities	(204.0)

Free cash flow	65.9

(2)	Operating Results and Financial Conditions (continued)

Accounting Estimates and Assumptions

No material changes with respect to accounting estimates and assumptions have occurred during the nine months ended September 30, 2023.

Prioritized Management Issues to be Addressed

No material changes or issues with respect to prioritized business operations and finances have occurred during the nine months ended September 30, 2023.

Research and Development Expenses

Canon’s research and development expenses for the nine months ended September 30, 2023 totaled ¥246.8 billion.

Property, Plant and Equipment

(1)	Major Property, Plant and Equipment

There were no significant changes to the status of existing major property, plant and equipment during the nine months ended September 30, 2023.

(2)	Prospect of Capital Investment in the first nine months of Fiscal 2023

The new construction of property, plant and equipment, which had been in progress as of December 31, 2022 and was completed during the nine months ended of 2023, is as follows:

Name and location	Principal activities and products manufactured	Date of completion
Canon Inc., Hiratsuka Plant Kanagawa, Japan	New production base (Others and Corporate)	February 2023

There were no significant plans relevant to the retirement of property, plant and equipment.

(3)	Significant Business Contracts Entered into in the Third Quarter of Fiscal 2023

No material contracts were entered into during the three months ended September 30, 2023.

III.	Company Information

(1)	Shares

Total number of authorized shares is 3,000,000,000 shares. The common stock of Canon is listed on the Tokyo, Nagoya, Fukuoka, and Sapporo Stock Exchanges. Total issued shares are as follows:

As of September 30, 2023
Total number of issued shares	1,333,763,464

Stock Acquisition Rights

(1)	Stock options

Not applicable.

(2) Other stock acquisition rights

Not applicable.

Exercise status of bonds with share subscription rights containing an adjustable exercise price clause

Not applicable.

Change in Issued Shares, Common Stock and Additional Paid in Capital

	Change during this quarter	As of September 30, 2023
Issued Shares (Number of shares)	—	1,333,763,464
Common Stock (Millions of yen)	—	174,762
Additional Paid-in Capital (Millions of yen)	—	306,288

Major Shareholders

Not applicable.

(1)	Shares (continued)

Voting Rights

The information provided below is based on the latest register of shareholders as of June 30, 2023.

	As of June 30, 2023
Classification	Number of shares (shares)	Number of voting rights (units)
Shares without voting rights	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—
Shares with restricted voting rights (Others)	—	—
Shares with full voting rights (Treasury stock, etc.)	334,635,400	—
Shares with full voting rights (Others)	997,785,500	9,977,855
Fractional unit shares (Note)	1,342,564	—
Total number of issued shares	1,333,763,464	—
Total voting rights held by all shareholders	—	9,977,855

Note:

In “Fractional unit shares” under “Number of shares,” 75 shares of treasury stock are included.

Treasury Stock, etc.

	Number of shares owned (Number of shares)	Number of shares owned / Number of shares issued
Canon Inc.	334,635,400	25.09%

Total	334,635,400	25.09%

(2)	Directors and Executive Officers

There were no changes in Directors and Audit & Supervisory Board Members between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2022 and the end of this quarter.

Changes in functions of director are below:

Toshizo Tanaka	(Executive Vice President & CFO: Group Executive of Public Affairs Headquarters, Group Executive of Facilities Management Headquarters, Senior General Manager of Corporate Governance Center)

There were no changes in members of executive officers between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2022 and the end of this quarter.

Changes in functions of executive officers are below:

Takashi Takeya	(Managing Executive Officer: Senior General Manager of Global Logistics Management Center, Senior General Manager of Economic Security Office)

Hideki Sanatake	(Executive Officer: Group Executive of Corporate Intellectual Property and Legal Headquarters)

Katsuhito Sakurai	(Executive Officer: Unit Executive of Device Development Unit)

The Number of Directors and Executive Officers by Gender

Males: 48, Females: 2 (Females account for 4.0% of the total.)

The total number consisted of 10 Directors or Corporate Auditors and 40 Executive Officers as of September 30, 2023.

IV.	Financial Statements (Unaudited)

(1)	Consolidated Financial Statements

Index of Consolidated Financial Statements of Canon Inc. and Subsidiaries:

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets (Unaudited)

	Millions of yen
	September 30, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents (Notes 1, 18 and 19)	520,745	362,101
Short-term investments (Notes 2 and 18)	4,321	10,905
Trade receivables (Note 3)	622,081	636,803
Inventories (Note 4)	913,872	808,312
Current lease receivables (Note 6)	159,947	137,038
Prepaid expenses and other current assets (Notes 12, 14 and 18)	256,424	215,990
Allowance for credit losses (Notes 3 and 6)	(16,044)	(15,235)

Total current assets	2,461,346	2,155,914

Noncurrent receivables (Note 16)	12,291	12,996
Investments (Notes 2 and 18)	74,264	65,128
Property, plant and equipment, net (Note 5)	1,101,574	1,035,065
Operating lease right-of-use assets (Note 15)	123,751	117,843
Intangible assets, net	271,331	280,995
Goodwill (Note 7)	1,040,689	972,626
Noncurrent lease receivables (Note 6)	323,198	279,332
Other assets	214,443	179,297
Allowance for credit losses (Note 6)	(3,883)	(3,666)

Total assets	5,619,004	5,095,530

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets (Unaudited) (continued)

	Millions of yen
	September 30, 2023	December 31, 2022
Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt (Notes 9 and 17)	607,573	296,384
Short-term loans related to financial services	40,200	41,200
Other short-term loans and current portion of long-term debt	567,373	255,184
Trade payables (Note 8)	344,065	355,930
Accrued income taxes	45,251	48,414
Accrued expenses (Note 16)	393,784	365,847
Current operating lease liabilities (Note 15)	36,489	33,281
Other current liabilities (Notes 12, 14 and 18)	298,154	265,497

Total current liabilities	1,725,316	1,365,353

Long-term debt, excluding current portion of long-term debt (Note 17)	2,920	2,417
Accrued pension and severance cost	169,745	189,215
Noncurrent operating lease liabilities (Note 15)	88,899	85,331
Other noncurrent liabilities (Note 12)	96,620	104,184

Total liabilities	2,083,500	1,746,500

Equity:
Canon Inc. shareholders’ equity (Note 10):
Common stock	174,762	174,762
(Number of authorized shares)	(3,000,000,000)	(3,000,000,000)
(Number of issued shares)	(1,333,763,464)	(1,333,763,464)
Additional paid-in capital	404,934	404,838
Legal reserve	61,554	64,509
Retained earnings	3,720,726	3,664,735
Accumulated other comprehensive income (loss) (Note 11)	287,503	62,623
Treasury stock, at cost	(1,358,274)	(1,258,362)
(Number of shares)	(345,963,587)	(318,250,096)

Total Canon Inc. shareholders’ equity	3,291,205	3,113,105
Noncontrolling interests (Note 10)	244,299	235,925

Total equity (Note 10)	3,535,504	3,349,030

Total liabilities and equity	5,619,004	5,095,530

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

Consolidated Statements of Income

	Millions of yen
	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Net sales (Notes 6, 11, 12 and 14):
Products and Equipment	2,382,158	2,290,449
Services	635,096	583,790

	3,017,254	2,874,239
Cost of sales (Notes 15 and 19):
Products and Equipment	1,292,731	1,290,688
Services	303,692	274,088

	1,596,423	1,564,776

Gross profit	1,420,831	1,309,463
Operating expenses:
Selling, general and administrative expenses (Notes 11, 15 and 19)	914,628	832,335
Research and development expenses	246,830	221,073

	1,161,458	1,053,408

Operating profit	259,373	256,055
Other income (deductions):
Interest and dividend income	9,103	3,167
Interest expense	(1,474)	(737)
Other, net (Notes 2, 11, 14 and 19)	8,980	(26,516)

	16,609	(24,086)

Income before income taxes	275,982	231,969
Income taxes	77,951	61,962

Consolidated net income	198,031	170,007
Less: Net income attributable to noncontrolling interests	14,084	10,889

Net income attributable to Canon Inc.	183,947	159,118

	Yen	Yen
Net income attributable to Canon Inc. shareholders per share (Note 13):
Basic	182.98	153.70
Diluted	182.91	153.65

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Loss) (Unaudited) (continued)

Consolidated Statements of Comprehensive Income

	Millions of yen
	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Consolidated net income	198,031	170,007
Other comprehensive income (loss), net of tax (Note 11):
Foreign currency translation adjustments	223,928	309,018
Net unrealized gains and losses on securities	60	(21)
Net gains and losses on derivative instruments	(1,214)	(1,867)
Pension liability adjustments	3,993	3,519

	226,767	310,649

Comprehensive income (loss) (Note 10)	424,798	480,656
Less: Comprehensive income attributable to noncontrolling interests	15,971	12,757

Comprehensive income (loss) attributable to Canon Inc.	408,827	467,899

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Loss) (Unaudited) (continued)

Consolidated Statements of Income

	Millions of yen
	Three months ended September 30, 2023	Three months ended September 30, 2022
Net sales (Notes 6, 11 12 and 14):
Products and Equipment	807,581	793,367
Services	217,666	202,723

	1,025,247	996,090
Cost of sales (Notes 15 and 19):
Products and Equipment	437,241	450,569
Services	105,956	94,488

	543,197	545,057

Gross profit	482,050	451,033
Operating expenses:
Selling, general and administrative expenses (Notes 11, 15 and 19)	315,099	294,576
Research and development expenses	84,327	75,017

	399,426	369,593

Operating profit	82,624	81,440
Other income (deductions):
Interest and dividend income	3,550	1,542
Interest expense	(659)	(207)
Other, net (Notes 2, 11, 14 and 19)	1,805	(3,699)

	4,696	(2,364)

Income before income taxes	87,320	79,076
Income taxes	21,379	21,827

Consolidated net income	65,941	57,249
Less: Net income attributable to noncontrolling interests	3,807	3,131

Net income attributable to Canon Inc.	62,134	54,118

	Yen	Yen
Net income attributable to Canon Inc. shareholders per share (Note 13):
Basic	62.65	52.90
Diluted	62.62	52.88

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Loss) (Unaudited) (continued)

Consolidated Statements of Comprehensive Income

	Millions of yen
	Three months ended September 30, 2023	Three months ended September 30, 2022
Consolidated net income	65,941	57,249
Other comprehensive income (loss), net of tax (Note 11):
Foreign currency translation adjustments	40,004	42,987
Net unrealized gains and losses on securities	21	(21)
Net gains and losses on derivative instruments	(752)	617
Pension liability adjustments	842	4,254

	40,115	47,837

Comprehensive income (loss) (Note 10)	106,056	105,086
Less: Comprehensive income attributable to noncontrolling interests	4,248	3,965

Comprehensive income (loss) attributable to Canon Inc.	101,808	101,121

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Unaudited)

	Millions of yen
	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Cash flows from operating activities:
Consolidated net income	198,031	170,007
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	174,112	166,225
Loss (gain) on disposal of fixed assets	3,059	(9,549)
Deferred income taxes	(10,060)	(6,081)
Decrease in trade receivables	61,379	8,399
Increase in inventories	(41,126)	(153,886)
Increase in lease receivables (Note 6)	(19,082)	(11,070)
(Decrease) increase in trade payables	(26,576)	75,275
Decrease in accrued income taxes	(4,964)	(12,740)
Increase in accrued expenses	1,072	20,144
Decrease in accrued pension and severance cost	(22,926)	(29,442)
Contribution of cash to retirement benefit trust	(18,000)	—
Other, net (Note 15)	(25,034)	(28,801)

Net cash provided by operating activities	269,885	188,481

Cash flows from investing activities:
Purchases of fixed assets (Note 5)	(156,948)	(132,251)
Proceeds from sale of fixed assets (Note 5)	2,533	14,316
Proceeds from maturity of held to maturity securities	—	2,151
Purchases of securities	(6,685)	(20,053)
Proceeds from sale and maturity of securities	13,181	6,518
Acquisitions of businesses, net of cash acquired (Notes 7 and 19)	(56,219)	(5,890)
Other, net	117	2,859

Net cash used in investing activities	(204,021)	(132,350)

Cash flows from financing activities:
Repayments of long-term debt	(1,456)	(1,546)
Decrease in short-term loans related to financial services, net (Note 9)	(1,000)	(800)
Increase in other short-term loans, net (Note 9)	306,280	197,840
Dividends paid	(130,870)	(119,326)
Repurchases and reissuance of treasury stock, net	(100,014)	(100,012)
Other, net	(7,860)	(5,738)

Net cash provided by (used in) financing activities	65,080	(29,582)

Effect of exchange rate changes on cash and cash equivalents	27,700	37,354

Net change in cash and cash equivalents	158,644	63,903
Cash and cash equivalents at beginning of period	362,101	401,395

Cash and cash equivalents at end of period	520,745	465,298

Supplemental disclosure for cash flow information:
Cash paid during the period for:
Interest	1,435	657
Income taxes	97,792	91,607

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(1)	Basis of Presentation and Significant Accounting Policies

(a)	Basis of Presentation

The Company issued convertible debentures in the United States in May 1969 and established a program in which its American Depositary Receipts (ADRs) are traded in the U.S. over-the-counter market. Since then, under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, as amended, the Company has prepared its annual consolidated financial statements in accordance with U.S. GAAP and filed them with the U.S. Securities and Exchange Commission on Form 20-F. The Company’s ADRs were listed on the NYSE in September 2000 after being quoted on NASDAQ from February 1972 to September 2000. On February 24, 2023, the Company filed Form 25 with the SEC in connection with the delisting from the NYSE. The delisting became effective on March 6, 2023. In the future, the Company plans to file an application for the termination of registration of its ADRs with the SEC when the requirements have been met.

Canon’s quarterly consolidated financial statements are prepared in accordance with the recognition and measurement criteria of U.S. GAAP. Certain footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

Canon has reclassified certain items in the consolidated statements of cash flows for the nine months ended September 30, 2022 to conform to the current year’s presentation.

The number of consolidated subsidiaries and affiliated companies that were accounted for by the equity method as of September 30, 2023 and December 31, 2022 are summarized as follows:

	September 30, 2023	December 31, 2022
Consolidated subsidiaries	334	330
Affiliated companies	11	10

Total	345	340

(b)	Principles of Consolidation

The quarterly consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company or its consolidated subsidiaries are the primary beneficiaries. All intercompany balances and transactions have been eliminated.

(c)	Recent Accounting Guidance

Recently adopted accounting guidance

In October 2021, ASU No. 2021-08, “Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”-ASC 805 (“Business Combinations”), was issued by the Financial Accounting Standards Board (“FASB”). The standard requires us to apply ASC 606 “Revenue from Contracts with Customers” to recognize and measure contract assets and contract liabilities acquired in a business combination. Canon adopted the standard from interim and annual reporting periods beginning January 1, 2023. The adoption of this standard did not have a material impact on its consolidated results of operations and financial condition.

In March 2022, ASU No. 2022-02, “Troubled Debt Restructurings and Vintage Disclosures”-ASC 326 (“Credit Losses”), was issued by FASB. The standard requires us to expand disclosures for certain loan re-financings and restructurings, and requires current-period gross write-offs by year of origination for financing receivables and net investments in leases. Canon adopted the standard from interim and annual reporting periods beginning January 1, 2023. The adoption of this standard did not have a material impact on its consolidated results of operations and financial condition.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

In September 2022, ASU No. 2022-04, “Disclosure of Supplier Finance Program Obligations”-ASC 405-50 (“Liabilities—Supplier Finance Programs”), was issued by FASB. The standard requires entities that use supplier finance programs in connection with the purchase of goods and services to disclose the key terms of the programs and information about obligations outstanding at the end of the reporting period, including a rollforward of those obligations. Canon adopted the standard, which requires disclosure of the key terms of the programs and information about obligations outstanding, from interim and annual reporting periods beginning January 1, 2023. The standard’s requirement to disclose a rollforward of obligations outstanding is effective for annual reporting periods beginning after December 15, 2023. The adoption of this standard did not have a material impact on its consolidated results of operations and financial condition. For further information, please refer to Note 8.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(2)	Investments

The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale debt securities included in short-term investments and investments by major security type at September 30, 2023 and December 31, 2022 as follows:

	Millions of yen
	September 30, 2023
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Current:
Corporate bonds	1,353	3	—	1,356

Noncurrent:
Corporate bonds	5,427	37	4	5,460

	6,780	40	4	6,816

	Millions of yen
	December 31, 2022
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Current:
Corporate bonds	9,277	35	11	9,301

Noncurrent:
Corporate bonds	4,850	—	65	4,785

	14,127	35	76	14,086

Maturities of available-for-sale debt securities included in short-term investments and investments in the accompanying consolidated balance sheets at September 30, 2023 are as follows:

Millions of yen
Fair value
Due within one year	1,356
Due after one year through five years	5,460

Total	6,816

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(2)	Investments (continued)

The unrealized and realized gains and losses related to equity securities for the nine months and three months ended September 30, 2023 and 2022 are as follows:

	Millions of yen
	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Net gains (losses) recognized during the period on equity securities	6,331	(6,451)
Less: Net gains (losses) recognized during the period on equity securities sold during the period	152	61

Unrealized gains (losses) recognized during the period on equity securities still held at September 30	6,179	(6,512)

	Millions of yen
	Three months ended September 30, 2023	Three months ended September 30, 2022
Net gains (losses) recognized during the period on equity securities	(2,024)	(1,219)
Less: Net gains (losses) recognized during the period on equity securities sold during the period	128	83

Unrealized gains (losses) recognized during the period on equity securities still held at September 30	(2,152)	(1,302)

The carrying amount of non-marketable equity securities without readily determinable fair value totaled ¥10,437 million and ¥6,808 million at September 30, 2023 and December 31, 2022, respectively. The impairment or other adjustments resulting from observable price changes recorded during the nine months ended September 30, 2023 and 2022 were not material.

Time deposits with original maturities of more than three months are ¥2,965 million and ¥1,604 million at September 30, 2023 and December 31, 2022, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(3)	Trade Receivables

Trade receivables are summarized as follows:

	Millions of yen
	September 30, 2023	December 31, 2022
Notes	34,899	30,535
Accounts	587,182	606,268

Trade receivables	622,081	636,803
Allowance for credit losses	(13,991)	(13,305)

	608,090	623,498

(4)	Inventories

Inventories are summarized as follows:

	Millions of yen
	September 30, 2023	December 31, 2022
Finished goods	555,974	486,826
Work in process	279,689	253,026
Raw materials	78,209	68,460

	913,872	808,312

(5)	Property, Plant and Equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	Millions of yen
	September 30, 2023	December 31, 2022
Land	284,116	275,261
Buildings	1,856,128	1,760,058
Machinery and equipment	2,007,527	1,893,745
Construction in progress	53,292	60,914
Finance lease right-of-use assets	8,495	7,315

Cost	4,209,558	3,997,293
Less: accumulated depreciation	(3,107,984)	(2,962,228)

Property, plant and equipment, net	1,101,574	1,035,065

Fixed assets presented in the consolidated statements of cash flows includes property, plant and equipment and intangible assets.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(6)	Lessor Accounting

Lease income is included in products and equipment sales in the accompanying consolidated statements of income. Supplemental income statement information is as follows:

	Millions of yen
	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Lease income – sales-type and direct financing leases
Revenue at lease commencement	112,468	81,902
Interest income on lease receivables	19,240	15,222

Sales-type and direct financing leases income total	131,708	97,124

Lease income – operating leases	29,802	25,199
Variable lease income	4,196	3,861

Total lease income	165,706	126,184

	Millions of yen
	Three months ended September 30, 2023	Three months ended September 30, 2022
Lease income – sales-type and direct financing leases
Revenue at lease commencement	36,895	30,932
Interest income on lease receivables	7,226	5,493

Sales-type and direct financing leases income total	44,121	36,425

Lease income – operating leases	10,331	9,740
Variable lease income	1,574	1,558

Total lease income	56,026	47,723

Allowance for Credit Losses

Lease receivables represent financing leases, which consist of sales-type leases and direct financing leases. These receivables typically have terms ranging from 1 year to 8 years. Lease receivables are ¥483,145 million and ¥416,370 million at September 30, 2023 and December 31, 2022, respectively.

The activities in the allowance for credit losses are as follows:

	Millions of yen
	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Balance at beginning of period	5,596	3,791
Write-offs	(1,660)	(1,689)
Provision	887	1,518
Translation adjustments and other	1,113	1,430

Balance at end of period	5,936	5,050

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(6)	Lessor Accounting (continued)

Canon has policies in place to ensure that its products are sold to customers with an appropriate credit history, and continuously monitors its customers’ credit quality based on information including length of period in arrears, macroeconomic conditions, initiation of legal proceedings against customers and bankruptcy filings. The allowance for credit losses of lease receivables is evaluated collectively based on historical experiences of credit losses and reasonable and supportable forecasts. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. Lease receivables which are past due or individually evaluated for impairment at September 30, 2023 and December 31, 2022 are not significant.

Information about transferring lease receivables

Canon has syndication arrangements to sell its entire interests in lease receivables to the third-party financial institutions. The transactions under the arrangements are accounted for as sales in accordance with ASC 860 “Transfers and Servicing.” There were no significant transfers of lease receivables for the nine months ended September 30, 2022 while the transfers of lease receivables were ¥23,435 million for the nine months ended September 30, 2023. The amount that remained uncollected was ¥32,052 million and ¥13,077 million at September 30, 2023 and December 31, 2022, respectively. Cash proceeds from the transactions are included in increase in lease receivables under the cash flow from operating activities in the consolidated statement of cash flows. Canon continues to provide collection and administrative services for the financial institutions. The amount associated with the servicing liability measured at fair value was not significant at September 30, 2023 and December 31, 2022. Canon also retains limited recourse obligations which cover credit defaults. The recourse obligations were not significant at September 30, 2023 and December 31, 2022.

(7)	Acquisitions

On July 3, 2023, Canon Medical Systems Corporation, a subsidiary of the Company, acquired 100% of the issued shares of Minaris Medical Co., Ltd. and Minaris Medical America, Inc., (hereinafter referred to collectively as “Minaris Medical”) from Resonac Corporation for cash consideration of ¥28,968 million.

Acquisitions of businesses, net of cash acquired presented in the consolidated statements of cash flows includes the subrogation payment of the loan of ¥4,450 million of Minaris Medical to Resonac Corporation which was made by Canon Medical Systems Corporation in addition to the above cash consideration.

The acquisition was accounted for using the acquisition method of accounting. Acquisition-related costs were expensed as incurred and were not material.

In the medical business, Canon is working to strengthen its core business of diagnostic imaging systems, while also working to expand into areas such as healthcare IT and in vitro diagnostics. This acquisition will allow synergy between Minaris Medical’s diverse solutions in the in-vitro diagnostics business, and Canon’s technologies in the fields of automated biochemical analyzers, diagnostic imaging, and healthcare IT. By leveraging this synergy, Canon will be able to provide added value to meet the demands of the market.

Canon has not completed the process of allocating the amount paid for the acquisition to the assets acquired and liabilities assumed, and the provisional allocation is based on the information available as of the issuance date of the consolidated financial statements. The provisional amount of goodwill was ¥24,330 million which may be revised during the measurement period. The estimated fair values of the assets acquired and liabilities assumed at the acquisition date in the consolidated balance sheets were not material excluding those pertaining to goodwill.

The operating results with the assumption the financial statements of Minaris Medical had been included in Canon’s consolidated financial statements for the year ended December 31, 2022 and the year beginning on January 1, 2023 were not disclosed because the impact was not material.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(8)	Trade Payables

Trade payables are summarized as follows:

	Millions of yen
	September 30, 2023	December 31, 2022
Notes	79,802	82,702
Accounts	264,263	273,228

	344,065	355,930

Canon has supplier finance programs with particular third-party financial institutions where Canon agrees to pay the financial institutions after 90 to 180 days based on the contracts agreed to with the suppliers. The financial institutions offer earlier payment of the invoices at the sole discretion of the supplier for a discounted amount. Canon does not provide assets pledged as security or any other forms of guarantees under the arrangements. Canon is not a party to any arrangement between its suppliers and the financial institutions. The amount of liabilities under these programs, which is included in the above trade payables, as of September 30, 2023 and December 31, 2022 were ¥96,344 million and ¥95,389 million, respectively.

(9)	Short-Term Loans and Long-Term Debt

Short-term loans related to financial services are external loans held by Canon’s lease subsidiaries for the purpose of financing its customers through loans. Short-term loans related to financial services consisting of bank borrowings at September 30, 2023 and December 31, 2022 were ¥40,200 million and ¥41,200 million, and other short-term loans consisting of bank borrowings were ¥512,079 million and ¥200,012 million, respectively.

Canon has revolving credit facilities expiring in December 2023. The outstanding loans under the credit facilities are ¥54,000 million at a floating interest of 0.22% and Canon has no unused credit facilities as of September 30, 2023.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(10)	Equity

The changes in the carrying amounts of total equity, equity attributable to Canon Inc. shareholders and equity attributable to noncontrolling interests in the consolidated balance sheets for the nine months ended September 30, 2023 and 2022 are as follows:

	Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
Balance at December 31, 2022	174,762	404,838	64,509	3,664,735	62,623	(1,258,362)	3,113,105	235,925	3,349,030
Equity transactions with noncontrolling interests and other		157	(3,534)	3,534			157	(102)	55
Dividends to Canon Inc. shareholders (130.00 yen per share)				(130,870)			(130,870)		(130,870)
Dividends to noncontrolling interests								(7,495)	(7,495)
Transfer to legal reserve			579	(579)			—		—
Comprehensive income:
Net income				183,947			183,947	14,084	198,031
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					221,915		221,915	2,013	223,928
Net unrealized gains and losses on securities					60		60		60
Net gains and losses on derivative instruments					(1,276)		(1,276)	62	(1,214)
Pension liability adjustments					4,181		4,181	(188)	3,993

Total comprehensive income (loss)							408,827	15,971	424,798

Repurchases and reissuance of treasury stock		(61)		(41)		(99,912)	(100,014)		(100,014)

Balance at September 30, 2023	174,762	404,934	61,554	3,720,726	287,503	(1,358,274)	3,291,205	244,299	3,535,504

	Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
Balance at December 31, 2021	174,762	403,119	68,015	3,538,037	(151,794)	(1,158,366)	2,873,773	224,656	3,098,429
Equity transactions with noncontrolling interests and other		298	(4,538)	4,535			295	320	615
Dividends to Canon Inc. shareholders (115.00 yen per share)				(119,326)			(119,326)		(119,326)
Dividends to noncontrolling interests								(6,138)	(6,138)
Transfer to legal reserve		1,432	1,014	(2,446)			—		—
Comprehensive income:
Net income				159,118			159,118	10,889	170,007
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					307,209		307,209	1,809	309,018
Net unrealized gains and losses on securities					(21)		(21)		(21)
Net gains and losses on derivative instruments					(1,902)		(1,902)	35	(1,867)
Pension liability adjustments					3,495		3,495	24	3,519

Total comprehensive income (loss)							467,899	12,757	480,656

Repurchases and reissuance of treasury stock		(11)		(8)		(99,993)	(100,012)		(100,012)

Balance at September 30, 2022	174,762	404,838	64,491	3,579,910	156,987	(1,258,359)	3,122,629	231,595	3,354,224

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(10)	Equity (continued)

The changes in the carrying amounts of total equity, equity attributable to Canon Inc. shareholders and equity attributable to noncontrolling interests in the consolidated balance sheets for the three months ended September 30, 2023 and 2022 are as follows:

	Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
Balance at June 30, 2023	174,762	405,036	65,088	3,724,997	247,829	(1,316,360)	3,301,352	243,707	3,545,059
Equity transactions with noncontrolling interests and other		(102)	(3,534)	3,534			(102)	(144)	(246)
Dividends to Canon Inc. shareholders (70.00 yen per share)				(69,939)			(69,939)		(69,939)
Dividends to noncontrolling interests								(3,512)	(3,512)
Comprehensive income:
Net income				62,134			62,134	3,807	65,941
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					39,608		39,608	396	40,004
Net unrealized gains and losses on securities					21		21		21
Net gains and losses on derivative instruments					(764)		(764)	12	(752)
Pension liability adjustments					809		809	33	842

Total comprehensive income (loss)							101,808	4,248	106,056

Repurchases and reissuance of treasury stock						(41,914)	(41,914)		(41,914)

Balance at September 30, 2023	174,762	404,934	61,554	3,720,726	287,503	(1,358,274)	3,291,205	244,299	3,535,504

	Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
Balance at June 30, 2022	174,762	404,843	69,004	3,583,088	109,984	(1,208,355)	3,133,326	230,425	3,363,751
Equity transactions with noncontrolling interests and other		(5)	(4,538)	4,538			(5)	14	9
Dividends to Canon Inc. shareholders (60.00 yen per share)				(61,809)			(61,809)		(61,809)
Dividends to noncontrolling interests								(2,809)	(2,809)
Transfer to legal reserve			25	(25)			—		—
Comprehensive income:
Net income				54,118			54,118	3,131	57,249
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					42,166		42,166	821	42,987
Net unrealized gains and losses on securities					(21)		(21)		(21)
Net gains and losses on derivative instruments					612		612	5	617
Pension liability adjustments					4,246		4,246	8	4,254

Total comprehensive income (loss)							101,121	3,965	105,086

Repurchases and reissuance of treasury stock						(50,004)	(50,004)		(50,004)

Balance at September 30, 2022	174,762	404,838	64,491	3,579,910	156,987	(1,258,359)	3,122,629	231,595	3,354,224

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(11)	Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the nine months ended September 30, 2023 and 2022 are as follows:

	Millions of yen
	Foreign currency translation adjustments	Net unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2022	191,287	(34)	(428)	(128,202)	62,623
Other comprehensive income (loss) before reclassifications	221,928	89	(2,490)	3,047	222,574
Amounts reclassified from accumulated other comprehensive income (loss)	(13)	(29)	1,214	1,134	2,306

Net change during the period	221,915	60	(1,276)	4,181	224,880

Balance at September 30, 2023	413,202	26	(1,704)	(124,021)	287,503

	Millions of yen
	Foreign currency translation adjustments	Net unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2021	5,519	—	(894)	(156,419)	(151,794)
Other comprehensive income (loss) before reclassifications	311,268	(28)	(7,055)	1,864	306,049
Amounts reclassified from accumulated other comprehensive income (loss)	(4,059)	7	5,153	1,631	2,732

Net change during the period	307,209	(21)	(1,902)	3,495	308,781

Balance at September 30, 2022	312,728	(21)	(2,796)	(152,924)	156,987

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(11)	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the nine months ended September 30, 2023 and 2022 are as follows:

	Millions of yen
	Amount reclassified from accumulated other comprehensive income (loss) *
	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Affected line items in consolidated statements of income
Foreign currency translation adjustments
	(32)	(5,883)	Selling, general and administrative expenses
	10	1,824	Income taxes

	(22)	(4,059)	Consolidated net income
	9	—	Net income attributable to noncontrolling interests
	(13)	(4,059)	Net income attributable to Canon Inc.

Net unrealized gains and losses on securities	(37)	9	Other, net
	8	(2)	Income taxes

	(29)	7	Consolidated net income
	—	—	Net income attributable to noncontrolling interests
	(29)	7	Net income attributable to Canon Inc.

Gains and losses on derivative instruments	1,661	7,060	Net sales
	(474)	(1,963)	Income taxes

	1,187	5,097	Consolidated net income
	27	56	Net income attributable to noncontrolling interests
	1,214	5,153	Net income attributable to Canon Inc.

Pension liability adjustments	961	2,460	Other, net
	(46)	(451)	Income taxes

	915	2,009	Consolidated net income
	219	(378)	Net income attributable to noncontrolling interests
	1,134	1,631	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	2,306	2,732

*	Increase (decrease) of amounts indicate losses (gains) in consolidated statements of income.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(11)	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the three months ended September 30, 2023 and 2022 are as follows:

	Millions of yen
	Amount reclassified from accumulated other comprehensive income (loss) *
	Three months ended September 30, 2023	Three months ended September 30, 2022	Affected line items in consolidated statements of income
Foreign currency translation adjustments
	—	(5,883)	Selling, general and administrative expenses
	—	1,824	Income taxes

	—	(4,059)	Consolidated net income
	—	—	Net income attributable to noncontrolling interests
	—	(4,059)	Net income attributable to Canon Inc.

Net unrealized gains and losses on securities	1	9	Other, net
	(0)	(2)	Income taxes

	1	7	Consolidated net income
	—	—	Net income attributable to noncontrolling interests

	1	7	Net income attributable to Canon Inc.

Gains and losses on derivative instruments	534	3,787	Net sales
	(158)	(1,049)	Income taxes

	376	2,738	Consolidated net income
	45	40	Net income attributable to noncontrolling interests

	421	2,778	Net income attributable to Canon Inc.

Pension liability adjustments	390	820	Other, net
	(32)	(150)	Income taxes

	358	670	Consolidated net income
	73	(125)	Net income attributable to noncontrolling interests

	431	545	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	853	(729)

* Increase (decrease) of amounts indicate losses (gains) in consolidated statements of income.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(12)	Revenue

Canon recognizes contract assets primarily for unbilled receivables mainly arising from services contracts for the products of the Printing Business Unit. Contract assets are reclassified to trade receivables when they are billed under the terms of the contract. The difference between the opening and closing balances of contract assets primarily results from the timing difference of Canon’s performance and billing to customers. Contract assets at September 30, 2023 and December 31, 2022 were ¥48,392 million and ¥39,251 million respectively, and are included in prepaid expenses and other current assets in the consolidated balance sheets.

Canon typically bills to the customer when the performance obligation is satisfied and collects the payment in relatively short term except for certain maintenance service of the products of the Printing Business Unit and the Medical Business Unit and certain industrial equipment for which Canon occasionally receives the payment in advance from customers. The amount received in excess of revenue recognized is recorded as deferred revenue until the performance obligation for distinct goods or services are satisfied. Deferred revenue at September 30, 2023 and December 31, 2022 was ¥163,095 million and ¥141,840 million, respectively, and are included in other current liabilities and other non-current liabilities in the accompanying consolidated balance sheets. Revenue recognized for the nine months ended September 30, 2023, which had been included in the deferred revenue balance at December 31, 2022, was ¥98,771 million.

Remaining performance obligations for products and equipment at September 30, 2023 primarily arise from the sales of certain industrial equipment, amounting to ¥210,604 million, 66% of which is expected to be recognized as revenue within one year, 32% is within two years and the remaining 2% is within three years. Disclosure of remaining performance obligations is not required for the majority of service since the related revenue is recognized on an as billed basis applying the right to invoice practical expedient or is generated from the contracts with original expected duration of less than one year. Service revenue recognized from the fixed maintenance service contracts for the products of the Printing Business Unit and the Medical Business Unit with original expected duration of more than one year is ¥59,724 million for the nine months ended September 30, 2023 and the average remaining period for these fixed contracts at September 30, 2023 is about two years.

Disaggregated revenues by business unit, product and geographic area are described in Note 20.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(13) Net Income Attributable to Canon Inc. Shareholders per Share

Reconciliations of the numerators and denominators of basic and diluted net income attributable to Canon Inc. shareholders per share computations for the nine months ended September 30, 2023 and 2022 are as follows:

	Millions of yen
	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Net income attributable to Canon Inc.	183,947	159,118
Diluted net income attributable to Canon Inc.	183,943	159,115

	Number of shares
	Nine months ended September 30, 2023	Nine months ended September 30, 2022
The weighted-average number of common shares outstanding	1,005,262,399	1,035,225,840
Effect of dilutive securities:
Stock options	399,434	329,670

Diluted common shares outstanding	1,005,661,833	1,035,555,510

	Yen
	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Net income attributable to Canon Inc. shareholders per share:
Basic	182.98	153.70
Diluted	182.91	153.65

Reconciliations of the numerators and denominators of basic and diluted net income attributable to Canon Inc. shareholders per share computations for the three months ended September 30, 2023 and 2022 are as follows:

	Millions of yen
	Three months ended September 30, 2023	Three months ended September 30, 2022
Net income attributable to Canon Inc.	62,134	54,118
Diluted net income attributable to Canon Inc.	62,133	54,117

	Number of shares
	Three months ended September 30, 2023	Three months ended September 30, 2022
The weighted-average number of common shares outstanding	991,796,369	1,023,041,561
Effect of dilutive securities:
Stock options	418,086	350,492

Diluted common shares outstanding	992,214,455	1,023,392,053

	Yen
	Three months ended September 30, 2023	Three months ended September 30, 2022
Net income attributable to Canon Inc. shareholders per share:
Basic	62.65	52.90
Diluted	62.62	52.88

During the nine and three months ended September 30, 2023 and 2022, there were dilutive effects from the stock options granted by the Company.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(14)	Derivatives and Hedging Activities

Risk management policy

Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and certain of its subsidiaries to reduce the risk. Canon assesses foreign currency exchange rate risk by continually monitoring changes in the exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for speculative purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations. Most of the counterparties are internationally recognized financial institutions and selected by Canon taking into account their financial condition, and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollars and euros into yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables that are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales is hedged using foreign exchange contracts which principally mature within three months.

Cash flow hedge

Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings in the same period as the hedged items affect earnings. All amounts recorded in accumulated other comprehensive income (loss) as of September 30, 2023 are expected to be recognized in net sales over the next twelve months. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings.

Derivatives not designated as hedges

Canon has entered into certain foreign exchange contracts to primarily offset the earnings impact related to fluctuations in foreign currency exchange rates associated with certain assets denominated in foreign currencies. Although these foreign exchange contracts have not been designated as hedges as required in order to apply hedge accounting, the contracts are effective from an economic perspective. The changes in the fair value of these contracts are recorded in earnings immediately.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(14)	Derivatives and Hedging Activities (continued)

Contract amounts of foreign exchange contracts at September 30, 2023 and December 31, 2022 are set forth below:

	Millions of yen
	September 30, 2023	December 31, 2022
To sell foreign currencies	305,823	149,080
To buy foreign currencies	33,378	26,224

Fair value of derivative instruments in the consolidated balance sheets

The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets at September 30, 2023 and December 31, 2022.

Derivatives designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		September 30, 2023	December 31, 2022
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	234	176
Liabilities:
Foreign exchange contracts	Other current liabilities	1,729	416

Derivatives not designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		September 30, 2023	December 31, 2022
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	272	2,539
Liabilities:
Foreign exchange contracts	Other current liabilities	2,213	846

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(14)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income

The following tables present the effect of Canon’s derivative instruments in the consolidated statements of income for the nine and three months ended September 30, 2023 and 2022.

Derivatives in cash flow hedging relationships

	Millions of yen
Nine months ended September 30, 2023	Gain (loss) recognized in OCI	Gain (loss) reclassified from accumulated OCI into income
	Amount	Location	Amount
Foreign exchange contracts	(3,373)	Net sales	(1,661)

	Millions of yen
Nine months ended September 30, 2022	Gain (loss) recognized in OCI	Gain (loss) reclassified from accumulated OCI into income
	Amount	Location	Amount
Foreign exchange contracts	(9,543)	Net sales	(7,060)

	Millions of yen
Three months ended September 30, 2023	Gain (loss) recognized in OCI	Gain (loss) reclassified from accumulated OCI into income
	Amount	Location	Amount
Foreign exchange contracts	(1,548)	Net sales	(534)

	Millions of yen
Three months ended September 30, 2022	Gain (loss) recognized in OCI	Gain (loss) reclassified from accumulated OCI into income
	Amount	Location	Amount
Foreign exchange contracts	(2,785)	Net sales	(3,787)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(14)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income (continued)

Derivatives not designated as hedging instruments

	Millions of yen
Nine months ended September 30, 2023	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(14,737)

	Millions of yen
Nine months ended September 30, 2022	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(15,526)

	Millions of yen
Three months ended September 30, 2023	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(1,728)

	Millions of yen
Three months ended September 30, 2022	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(1,843)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(15)	Lessee Accounting

Lease costs are included in cost of sales or selling general and administrative expenses in the accompanying consolidated statements of income. Supplemental income statement information is as follows:

	Millions of yen
	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Operating lease cost	35,638	33,837
Short-term lease cost	12,036	11,261
Other lease cost	232	159

Total	47,906	45,257

	Millions of yen
	Three months ended September 30, 2023	Three months ended September 30, 2022
Operating lease cost	12,249	11,363
Short-term lease cost	3,928	4,234
Other lease cost	74	102

Total	16,251	15,699

Operating lease cash flow

Supplemental cash flow information is as follows.

	Millions of yen
	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Cash paid for amount included in the measurement of lease liabilities
Operating cash flows from operating leases	33,777	33,819

Noncash activity - Rights of use assets obtained in exchange for lease liabilities
Operating leases	30,010	35,644

Maturity Analysis

The following is a schedule by year of the future minimum lease payments under operating leases at September 30, 2023.

Millions of yen
Within one year	38,848
Two years	29,129
Three years	22,820
Four years	15,657
Five years	9,490
Thereafter	16,722

Total future minimum lease payments	132,666
Less Imputed Interest	(7,278)

Total	125,388

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(16)	Commitments and Contingent Liabilities

Commitments

As of September 30, 2023, commitments outstanding for the purchase of property, plant and equipment approximated ¥65,292 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥234,246 million.

Guarantees

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits mainly for restoration made under such arrangements aggregated ¥10,745 million and ¥10,086 million at September 30, 2023 and December 31, 2022, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets.

Canon provides guarantees for its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees for affiliates and other companies are made for their lease obligations and bank loans to facilitate financing.

Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract terms. The contract terms are 1 year to 11 years in case of employees with housing loans, and 1 year to 6 years in case of affiliates and other companies with lease obligations and bank loans. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥1,893 million at September 30, 2023. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at September 30, 2023 were not significant.

Canon also offers assurance-type warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimated product warranty costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses in the accompanying consolidated statements of income. Estimates for accrued product warranty costs are based on historical experience. Accrued product warranty costs are included in accrued expenses in the accompanying consolidated balance sheets and changes in accrued product warranty cost for the nine months ended September 30, 2023 and 2022 are summarized as follows:

Nine months ended September 30, 2023

Millions of yen
Balance at December 31, 2022	20,887
Addition	14,854
Utilization	(13,505)
Other	(1,627)

Balance at September 30, 2023	20,609

Nine months ended September 30, 2022

Millions of yen
Balance at December 31, 2021	16,949
Addition	14,382
Utilization	(12,406)
Other	(348)

Balance at September 30, 2022	18,577

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(16)	Commitments and Contingent Liabilities (continued)

Legal proceedings

Canon is involved in various claims and legal actions arising in the ordinary course of business. Canon has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. Canon reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, although litigation is inherently unpredictable, Canon believes that any damage amounts claimed in outstanding matters are not a meaningful indicator of Canon’s potential liability. In the opinion of management, any reasonably possible range of losses from outstanding matters would not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows.

(17)	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

Fair value of financial instruments

The estimated fair values of Canon’s financial instruments at September 30, 2023 and December 31, 2022 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses, and the fair values of these instruments approximate their carrying amounts. The summary also excludes investments and derivative instruments which are disclosed in Note 2 and Note 18, and Note 14, respectively.

	Millions of yen
	September 30, 2023		December 31, 2022
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Long-term debt, including current portion of long-term debt	(54,182)	(54,182)	(54,205)	(54,205)

The following methods and assumptions are used to estimate the fair value in the above table.

Long-term debt

Canon’s long-term debt instruments are classified as Level 2 instruments and valued based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity. The levels are more fully described in Note 18.

Limitations of fair value estimates

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Concentrations of credit risk

No single customer accounted for more than 10 percent of consolidated trade receivables as of September 30, 2023 and December 31, 2022.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(18)	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is as follows:

Level 1 -	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2 -	Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 -	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

Assets and liabilities measured at fair value on a recurring basis

The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at September 30, 2023 and December 31, 2022.

	Millions of yen
	September 30, 2023
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	—	2,166	—	2,166
Short-term investments:
Available-for-sale:
Corporate bonds	—	1,356	—	1,356
Investments:
Available-for-sale:
Corporate bonds	—	5,460	—	5,460
Fund trusts and others	285	472	—	757
Equity securities	25,221	—	—	25,221
Prepaid expenses and other current assets:
Derivatives	—	506	—	506

Total assets	25,506	9,960	—	35,466

Liabilities:
Other current liabilities:
Derivatives	—	3,942	—	3,942

Total liabilities	—	3,942	—	3,942

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(18)	Fair Value Measurements (continued)

	Millions of yen
	December 31, 2022
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	—	627	—	627
Short-term investments:
Available-for-sale:
Corporate bonds	—	9,301	—	9,301
Investments:
Available-for-sale:
Corporate bonds	—	4,785	—	4,785
Fund trusts and others	255	383	—	638
Equity securities	21,770	—	—	21,770
Prepaid expenses and other current assets:
Derivatives	—	2,715	—	2,715

Total assets	22,025	17,811	—	39,836

Liabilities:
Other current liabilities:
Derivatives	—	1,262	—	1,262

Total liabilities	—	1,262	—	1,262

Level 1 investments are comprised principally of Japanese equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 assets and liabilities are comprised principally of corporate bonds included in cash and cash equivalents, investments or short-term investments, and derivatives. Corporate bonds included in cash and cash equivalents, and investments or short-term investments are valued using quoted prices for identical assets in markets that are not active or quotes obtained from counterparties or third parties.

Derivative financial instruments are comprised of foreign exchange contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

Assets and liabilities measured at fair value on a nonrecurring basis

During the nine months ended September 30, 2023 and 2022, there were no circumstances that required any significant assets or liabilities to be measured at fair value on a nonrecurring basis.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(19)	Supplemental Information

Foreign Currency Exchange Gains and Losses

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other, net of other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses were net losses of ¥13,381 million and ¥47,078 million for the nine months ended September 30, 2023 and 2022, respectively, and were a net gain of ¥450 million and a net loss of ¥10,006 million for the three months ended September 30, 2023 and 2022, respectively.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs were ¥32,465 million and ¥29,130 million for the nine months ended September 30, 2023 and 2022, respectively, and were ¥11,668 million and ¥11,062 million for the three months ended September 30, 2023 and 2022, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Shipping and Handling Costs

Shipping and handling costs totaled ¥46,800 million and ¥43,940 million for the nine months ended September 30, 2023 and 2022, respectively, and were ¥15,428 million and ¥16,081 million for the three months ended September 30, 2023 and 2022, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Components of Net Periodic Benefit Cost

Net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans for the nine months ended September 30, 2023 and 2022 consisted of the following components:

	Millions of yen
	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Service cost	19,711	23,871
Interest cost	17,359	9,500
Expected return on plan assets	(27,155)	(29,979)
Amortization of prior service credit	(5,852)	(6,197)
Amortization of actuarial loss	6,813	8,643
Curtailments and settlements	—	(622)

	10,876	5,216

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(19)	Supplemental Information (continued)

Net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans for the three months ended September 30, 2023 and 2022 consisted of the following components:

	Millions of yen
	Three months ended September 30, 2023	Three months ended September 30, 2022
Service cost	6,461	8,003
Interest cost	5,960	3,198
Expected return on plan assets	(9,318)	(10,093)
Amortization of prior service credit	(1,965)	(2,080)
Amortization of actuarial loss	2,355	2,902
Curtailments and settlements	—	15

	3,493	1,945

Service cost component of net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans is included in cost of sales and operating expenses in the consolidated statements of income. The components other than the service cost component are included in other, net of other income (deductions) in the consolidated statements of income.

Cash Equivalents

Certain debt securities with original maturities of less than three months, classified as available-for-sale debt securities of ¥2,166 million and ¥627 million at September 30, 2023 and December 31, 2022, respectively, are included in cash and cash equivalents in the consolidated balance sheets. Fair value for these securities approximates their cost.

Acquisitions of businesses, net of cash acquired

The payment made to the securities firm acting as the tender offer agent for the shares acquired through the tender offer described Note 21, is included in Acquisitions of businesses, net of cash acquired in the consolidated statements of cash flows in an amount of ¥10,249 million.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(20)	Segment Information

Canon reports in four reportable segments: the Printing Business Unit, the Imaging Business Unit, the Medical Business Unit and the Industrial Business Unit with Others and Corporate, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.

Based on the realignment of Canon’s internal management structure, from the fourth quarter ended December 31, 2022, Canon has changed the name and structure of segments from Industrial and Others Business Unit and Corporate and eliminations to Industrial Business Unit, Others and Corporate and Eliminations. Also, a certain business, which was previously included in Others, has been presented within the Printing Business Unit from the beginning of the first quarter of 2023. Operating results for the three and nine months ended September 30, 2022 have also been reclassified.

The primary products included in each segment are as follows:

Printing Business Unit:

Office multifunction devices (MFDs) / Document solutions/

Laser multifunction printers (MFPs) / Laser printers / Inkjet printers /

Image scanners / Calculators / Digital continuous feed presses /

Digital sheet-fed presses / Large format printers

Imaging Business Unit:

Interchangeable-lens digital cameras / Interchangeable lenses /

Digital compact cameras / Compact photo printers / MR Systems /

Network cameras / Video management software / Video

content analytics software / Digital camcorders / Digital cinema cameras /

Broadcast equipment / Projectors

Medical Business Unit:

Computed tomography (CT) systems / Diagnostic ultrasound systems /

Diagnostic X-ray systems / Magnetic resonance imaging (MRI) systems /

Clinical chemistry analyzers / Digital radiography systems /

Ophthalmic equipment

Industrial Business Unit:	Semiconductor lithography equipment / FPD (Flat panel display) lithography equipment / OLED Display Manufacturing Equipment / Vacuum thin-film deposition equipment / Die bonders

Others:	Handy terminals / Document scanners

The accounting policies of the segments are substantially the same as the accounting policies used in Canon’s quarterly consolidated financial statements. Canon evaluates performance of, and allocates resources to, each segment based on income before income taxes.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(20)	Segment Information (continued)

Information about operating results for each segment for the nine months ended September 30, 2023 and 2022 is as follows:

	Millions of yen
	Printing	Imaging	Medical	Industrial	Others and Corporate	Eliminations	Consolidated
2023:
Net sales:
External customers	1,698,620	632,173	388,672	207,400	90,389	—	3,017,254
Intersegment	4,824	174	904	8,365	50,970	(65,237)	—

Total	1,703,444	632,347	389,576	215,765	141,359	(65,237)	3,017,254
Operating cost and expenses	1,547,489	520,456	371,641	180,495	201,365	(63,565)	2,757,881

Operating profit	155,955	111,891	17,935	35,270	(60,006)	(1,672)	259,373
Other income (deductions)	5,578	1,134	(8)	408	15,109	(5,612)	16,609

Income before income taxes	161,533	113,025	17,927	35,678	(44,897)	(7,284)	275,982

	Millions of yen
	Printing	Imaging	Medical	Industrial	Others and Corporate	Eliminations	Consolidated
2022:
Net sales:
External customers	1,628,141	560,696	362,240	227,832	95,330	—	2,874,239
Intersegment	4,302	335	263	5,947	61,772	(72,619)	—

Total	1,632,443	561,031	362,503	233,779	157,102	(72,619)	2,874,239
Operating cost and expenses	1,471,916	478,688	341,449	189,126	210,048	(73,043)	2,618,184

Operating profit	160,527	82,343	21,054	44,653	(52,946)	424	256,055
Other income (deductions)	9,704	1,071	567	1,047	(30,464)	(6,011)	(24,086)

Income before income taxes	170,231	83,414	21,621	45,700	(83,410)	(5,587)	231,969

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(20)	Segment Information (continued)

Information about operating results for each segment for the three months ended September 30, 2023 and 2022 is as follows:

	Millions of yen
	Printing	Imaging	Medical	Industrial	Others and Corporate	Eliminations	Consolidated
2023:
Net sales:
External customers	568,502	220,614	132,044	76,547	27,540	—	1,025,247
Intersegment	1,858	72	362	2,302	17,204	(21,798)	—

Total	570,360	220,686	132,406	78,849	44,744	(21,798)	1,025,247
Operating cost and expenses	524,317	180,503	125,767	63,081	70,245	(21,290)	942,623

Operating profit	46,043	40,183	6,639	15,768	(25,501)	(508)	82,624
Other income (deductions)	764	369	(20)	131	3,512	(60)	4,696

Income before income taxes	46,807	40,552	6,619	15,899	(21,989)	(568)	87,320

	Millions of yen
	Printing	Imaging	Medical	Industrial	Others and Corporate	Eliminations	Consolidated
2022:
Net sales:
External customers	552,951	202,848	126,006	85,307	28,978	—	996,090
Intersegment	1,827	85	68	1,730	24,812	(28,522)	—

Total	554,778	202,933	126,074	87,037	53,790	(28,522)	996,090
Operating cost and expenses	513,766	166,318	119,642	70,156	73,543	(28,775)	914,650

Operating profit	41,012	36,615	6,432	16,881	(19,753)	253	81,440
Other income (deductions)	2,944	190	169	147	(5,725)	(89)	(2,364)

Income before income taxes	43,956	36,805	6,601	17,028	(25,478)	164	79,076

Intersegment sales are recorded at the same prices used in transactions with third parties. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. Corporate expenses include certain corporate research and development expenses. Amortization costs of identified intangible assets resulting from the purchase price allocation of Toshiba Medical Systems Corporation (currently, Canon Medical Systems Corporation) are also included in corporate expenses.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(20)	Segment Information (continued)

Information about sales by product and service to external customers by business unit for the nine months ended September 30, 2023 and 2022 is as follows:

	Millions of yen
	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Printing
Office multifunction devices	450,747	402,301
Office others	266,035	234,290

Office	716,782	636,591
Laser printers	444,754	474,844
Inkjet printers and Others	255,010	262,610

Prosumer	699,764	737,454
Production	282,074	254,096

Total	1,698,620	1,628,141
Imaging
Cameras	390,428	360,334
Network cameras and Others	241,745	200,362

Total	632,173	560,696
Medical
Diagnostic equipment	388,672	362,240

Industrial
Optical equipment	143,676	164,813
Industrial equipment	63,724	63,019

Total	207,400	227,832

Others and Corporate	90,389	95,330

Consolidated	3,017,254	2,874,239

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(20)	Segment Information (continued)

Information about sales by product and service to external customers by business unit for the three months ended September 30, 2023 and 2022 is as follows:

	Millions of yen
	Three months ended September 30, 2023	Three months ended September 30, 2022
Printing
Office multifunction devices	151,160	149,375
Office others	88,268	78,952

Office	239,428	228,327
Laser printers	145,277	150,131
Inkjet printers and Others	85,305	81,585

Prosumer	230,582	231,716
Production	98,492	92,908

Total	568,502	552,951
Imaging
Cameras	138,629	132,064
Network cameras and Others	81,985	70,784

Total	220,614	202,848
Medical
Diagnostic equipment	132,044	126,006

Industrial
Optical equipment	53,074	64,897
Industrial equipment	23,473	20,410

Total	76,547	85,307

Others and Corporate	27,540	28,978

Consolidated	1,025,247	996,090

Based on the realignment of Canon’s internal management structure, from the fourth quarter ended December 31, 2022, Canon has changed certain product categories and some product sales, which were previously included in Others, have been added to Lithography equipment and are presented as Optical equipment. Also, certain businesses, which were previously included in Office multifunction devices and Others and Corporate, have been presented as Inkjet printers and Others from the beginning of the first quarter of 2023. Operating results for the three and nine months ended September 30, 2022 have also been reclassified.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(20)	Segment Information (continued)

Information by major geographic area for the nine months ended September 30, 2023 and 2022 is as follows:

	Millions of yen
	Japan	Americas	Europe	Asia and Oceania	Total
2023:
Net sales:	652,598	944,583	790,223	629,850	3,017,254

2022:
Net sales:	627,576	893,993	720,649	632,021	2,874,239

Information by major geographic area for the three months ended September 30, 2023 and 2022 is as follows:

	Millions of yen
	Japan	Americas	Europe	Asia and Oceania	Total
2023:
Net sales:	213,428	328,008	270,461	213,350	1,025,247

2022:
Net sales:	201,091	311,553	251,981	231,465	996,090

Net sales are attributed to areas based on the location where the product is shipped to the customers.

(21)	Subsequent Events

On October 2, 2023, Canon Marketing Japan Inc., a subsidiary of the Company, acquired 93.10% of the issued shares of Tokyo Nissan Computer System Co., Ltd. (currently, TCS Co., Ltd. , changed the company name on November 1, 2023) excluding treasury stock through a public cash tender offer for consideration of ¥10,249 million in order to expand its IT solution business. In addition, on November 1, 2023, it acquired 6.90% of the issued shares of the acquired company through squeeze out so that the acquired company became its wholly owned subsidiary company for a total consideration of ¥11,009 million. Further information related to the accounting for this business combination has not been disclosed, because none of the activities required to complete the initial accounting for this acquisition have been completed as of the issuance date of the consolidated financial statements for the third quarter of 2023.

(2)	Other Information

The Board of Directors approved an interim cash dividend at the meeting held on July 27, 2023 as below:

1.	Total amount of interim cash dividends:

69,939 million yen

2.	Amount of an interim cash dividend per share:

70 yen

3.	Payment date:

August 25, 2023

Note:

The interim dividend was paid to registered shareholders as of June 30, 2023.